

NEWS RELEASE

FOR IMMEDIATE RELEASE

February 6, 2009

CAPITOL FEDERAL FINANCIAL
TO PRESENT AT STERNE, AGEE & LEACH
FINANCIAL SERVICES CONFERENCE

Topeka, KS – Capitol Federal Financial (NASDAQ:CFFN) announced today that it will participate as a presenter at Sterne, Agee & Leach's Financial Services Conference in Orlando, FL.   John B. Dicus, Chairman, President and Chief Executive Officer, is scheduled to present on Tuesday, February 10, 2009. The presentation is scheduled for 8:00AM ET.

To listen to the live broadcast of the presentation, the conference call number is 212-812-2800, access code 8982 4060. The slide show presentation will be available on the company website at 8:00AM ET on Tuesday, February 10, 2009. For those unable to listen to the live broadcast, a replay number will be available on Thursday, February 12, 2009, under the Investor Relations tab on the company website, http://www.capfed.com.

Capitol Federal Financial is the holding company for Capitol Federal Savings Bank which operates 41 branch offices in Kansas.

News and other information about the Company can be found on the Internet at the Bank's website, http://www.capfed.com.

Except for the historical information contained in this press release, the matters discussed may be deemed to be forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties, including changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Company's market area, competition, and other risks detailed from time to time in the Company's SEC reports. Actual strategies and results in future periods may differ materially from those currently expected. These forward-looking statements represent the Company's judgment as of the date of the release. The Company disclaims, however, any intent or obligation to update these forward-looking statements.

For further information contact:

Jim Wempe	Kent Townsend
Vice President,	Executive Vice President,
Investor Relations	Chief Financial Officer
700 S Kansas Ave.	700 S Kansas Ave.
Topeka, KS 66603	Topeka, KS 66603
(785) 270-6055	(785) 231-6360
jwempe@capfed.com	ktownsend@capfed.com